Exhibit 2

Board of Directors’ Report on the State of the Company’s Affairs
June 30, 2011

We are pleased to present this review of the Company’s unaudited financial statements for the six months and three months ended June 30, 2011, which was prepared in accordance with the Israeli Securities Regulations (Periodic and Immediate Reports), 1970 (hereinafter - “the Securities Regulations”). The financial data in this review is presented in thousands of NIS and relates to the consolidated financial statements of the Group (as defined below).

The Company is engaged in the development of therapeutic compounds. Through the date of this report, other than the out-licensing agreements set forth in section 3.1, the Company does not yet have sustainable trade revenues. A majority of the Company’s expenses are for research and development.

Part A - The Board of Directors’ Clarifications on the State of the Company’s Business, Operating
Results, Equity and Cash Flows

1.	Principal Data from the Description of the Company’s Business

BioLineRx Ltd. (the “Company”), a drug development company, was incorporated on April 2, 2003 as a private company under the Israeli Companies Law.

In November 2004, the Company was awarded a tender for the establishment of a designated biotechnology incubator with the special support of the Office of the Chief Scientist in the Israeli Ministry of Industry, Trade and Labor (hereinafter – “the Incubator”). The Incubator is operated through an entity that is fully controlled by the Company. In December 2010, the Company received the approval of the Chief Scientist to operate the Incubator for an additional two years, until the end of 2012.

Commencing in February 2007, the Company’s shares have been traded on the Tel Aviv Stock Exchange. Additionally, as of July 2011, the Company’s American Depositary Receipts (ADRs) are traded on the NASDAQ Capital Market. The Company’s depositary agent for the ADR program is the Bank of New York Mellon – see sections 12.9 and 12.10 below.

The Company is engaged in the development of therapeutic compounds. The Company’s research and development activities are carried out both by the Company and by BioLine Innovations Jerusalem L.P. (the “Partnership”, and together with the Company, the “Group”). The Partnership is a limited partnership that is directly held by the Company and indirectly held by the Company’s 100% subsidiary, BioLine Innovations Jerusalem Ltd. (the “General Partner”), which serves as the General Partner in the Partnership.

As indicated above, the Group is engaged in the development of therapeutics, from early-stage development to advanced clinical trials for a wide range of indications. The Group maintains the requisite skill sets related to this field, including the relevant scientific, regulatory, managerial and financial skills.

As of the date of this report, the Company is engaged in the development of 13 therapeutics in various stages of development. The Company evaluates various alternatives for the continued development of the therapeutics under its development, including out-licensing transactions to international pharmaceutical companies for the final development, manufacturing and marketing of the therapeutics. In the third quarter of 2009, the Company entered into an out-licensing agreement with Ikaria Inc. (“Ikaria”) for the continued development of BL-1040, a medical device that is designed for patients following an acute myocardial infarction, as described in Note 15 to the 2010 annual financial statements.

Additionally, in June 2010, the Company entered into an out-licensing agreement with Cypress Bioscience, Inc. (“Cypress”), under which the Company granted Cypress an exclusive sublicense in the United States, Canada and Mexico for the completion of the clinical trials and the regulatory and commercialization processes of BL-1020, a drug for the treatment of schizophrenia, as set out in Note 16 to the 2010 annual financial statements. On May 10, 2011, the Company entered into an agreement for the reacquisition, with effect from June 1, 2011, of the full rights for the development and commercialization of BL-1020 and the termination of the licensing agreement with Cypress. For additional information concerning the rights reacquisition agreement and its implications, see section 12.1 below.

At the beginning of May 2011, the shelf prospectus that had been published by the Company on the Tel Aviv Stock Exchange on May 3, 2009, expired. Consequently, on May 30, 2011, the Company published an up-to-date shelf prospectus.

In the opinion of Company’s management, its existing cash balances will be sufficient to carry out its approved operating plans until the first quarter of 2013. Nevertheless, in order to complete the clinical trial relating to BL-1020, following the aforementioned reacquisition of full development and commercialization rights from Cypress, and in order that performance of the trial will not materially affect the current work plans for the Company’s other projects, the Board of Directors has instructed Company management to continue assessing, by the end of 2011, possibilities relating to partnering or additional sources of finance for the project, both in Israel and abroad.

Following is the analysis of the Company’s Board of Directors on the Group’s financial position, operating results and financing sources, based on the unaudited financial statements for the six months and three months ended June 30, 2011.

2.	Financial Position

	June 30, 2011	June 30, 2010	December 31, 2010
Cash, cash equivalents and short-term deposits	113,399	88,489	139,783
Accounts receivable	6,540	9,637	6,313
Total current assets	120,135	99,228	146,142
Restricted deposits	3,347	3,719	2,414
Fixed assets, net	4,235	4,696	4,509
Intangible assets	1,198	1,473	1,352
Total current liabilities	23,462	32,226	22,191

2.1	Current assets

The decrease in the balance of cash, cash equivalents and short-term deposits as compared to December 2010 was due mainly to the funds used to finance the operating activities of the Group. In contrast, the increase in the balance of cash, cash equivalents and short-term deposits as compared to June 30, 2010 was due mainly to the upfront payment received under the Cypress transaction in August 2010, net of the payments made to the licensors and to the Chief Scientist, as stated in Notes 15 and 16 to the 2010 annual financial statements. Additionally, current assets of the Group include a receivable relating to withholding of tax at source in the amount of NIS 5,094,000 (approximately $1.5 million) in respect of a payment received from Ikaria in April 2010. The decrease in accounts receivable as compared to June 30, 2010 was due mainly to VAT refunds in respect of payments to licensors.

2.2	Restricted deposits

The deposits are designated to secure a guarantee to the Chief Scientist under the incubator agreement in the amount of NIS 2,800,000 as of June 30, 2011, as compared to NIS 1,800,000 as of June 30, 2010 and December 31, 2010, as well as lease commitment on the Company’s premises. The increase in the guarantee to the Chief Scientist as compared to December 31, 2010 is due to the approval that was received from the Chief Scientist to operate the Incubator for an additional two years through the end of 2012.

2.3	Fixed and intangible assets

The changes in fixed and intangible assets are mainly due to current depreciation expenses, the purchase of fixed assets and the write-off of intellectual property in respect of discontinued projects.

2.4	Current liabilities

The decrease in current liabilities as compared to the corresponding period last year was due mainly to the repayment of liabilities in respect of royalties to the Chief Scientist in connection with the Cypress transaction, net of an increase in other payables.

3.	Operating results

3.1	Revenues

In Q2 2010, the Company entered into an agreement for the out-licensing of BL-1020 to Cypress (see section 12.1 as to the termination of the licensing agreement). In August 2010, following the approval of the transaction by the Chief Scientist, the Company received a payment in the amount of approximately NIS 113 million ($30 million), representing the upfront payment under the agreement. This amount was recognized as revenue in Q3 2010.

As of June 30, 2011, receipt of additional financial benefits in connection with the Ikaria agreement is not deemed probable. Accordingly, no revenue has been recognized in the financial statements in relation to the achievement of milestones under said agreement.

3.2	Cost of revenues

As a result of the granting of the license to Cypress, sub-license fees to the licensors were recorded in cost of revenues in 2010.

3.3	Research and development expenses, net

	Six months ended		Three months ended		Year ended
	June 30		June 30		December 31,
	2011	2010	2011	2010	2010
Research and development services	6,119	8,861	4,230	4,410	16,265
Royalties to the Chief Scientist	-	17,438	-	17,438	17,438
Payroll expenses (excluding share-based payments)	7,407	6,734	3,310	3,436	14,382
Share-based payments	509	1,677	553	1,055	4,184
Other research and development expenses	5,940	5,352	3,174	2,232	10,878
Total research and development expenses	19,975	40,062	11,267	28,571	63,147
Less - grants from the Chief Scientist	(1,678)	(1,394)	(108)	(1,394)	(5,184)
Less - participation in research and development by interested party	(1,508)	(1,636)	(754)	(881)	(2,997)
Research and development expenses, net	16,789	37,032	10,405	26,296	54,966

As of June 30, 2011, the Group was developing 14 therapeutics, as compared to 10 therapeutics as of June 30, 2010 and 12 therapeutics as of December 31, 2010.

Net research and development expenses for the six and three months ended June 30, 2011 decreased as compared to the corresponding periods in the prior year, due to a provision for a one-time payment of royalties to the Chief Scientist that was recorded in Q2 2010. Additionally, research and development services decreased as compared to the corresponding periods last year, following the closing of a number of projects in 2010 and the in-licensing of several new projects in H2 2010 and H1 2011, as new projects are generally characterized by relatively low costs at the initial stages of the projects. The Company expects that development costs will gradually increase during the second half of 2010.

The decrease in the share-based payments item for the six months and three months ended June 30, 2011 as compared to the corresponding periods last year, stems from a change in the turnover rate used to calculate the expense, as well as the fact that no options were granted to new employees in H1 2011.

The Group’s development staff as of June 30, 2011, June 30, 2010 and December 31, 2010 comprised 38, 36 and 34 employees, respectively.

The decrease in the grants received from the Chief Scientist in Q2 2011 is due mainly to timing differences in the receipt of the grants.

3.4	Selling and marketing expenses

	Six months ended		Three months ended		Year ended
	June 30		June 30		December 31,
	2011	2010	2011	2010	2010
Selling and marketing expenses	2,073	2,184	1,323	1,225	4,609

The changes in selling and marketing expenses are immaterial. In the period from June 30, 2010 to June 30, 2011, the sales and marketing staff comprised 3 employees.

3.5	General and administrative expenses

	Six months ended		Three months ended		Year ended
	June 30		June 30		December 31,
	2011	2010	2011	2010	2010
Payroll expenses (excluding share-based payments)	2,735	2,267	1,280	1,075	4,886
Share-based payments	441	962	63	537	1,319
Other general and administrative expenses	3,098	2,995	2,005	1,677	8,670
General and administrative expenses	6,274	6,224	3,348	3,289	14,875

The increase in payroll expenses in H1 2011 as compared to the corresponding period last year, is due to a bonus paid to employees in H1 2011.

The increase in other general and administrative expenses during the three months ended June 30, 2011 as compared to the corresponding period last year, results primarily from an increase in professional fees relating to the Company’s listing process on NASDAQ.

As of June 30, 2011, the Company’s management and administrative staff comprised 12 employees, as compared to 13 employees as of June 30, 2010 and 12 employees as of December 31, 2010.

3.6	Finance income/expenses

	Six months ended		Six months ended		Year ended
	June 30		June 30		December 31,
	2011	2010	2011	2010	2010
Interest income and exchange rate differences on deposits	1,820	2,878	637	2,685	3,056
Expenses in respect of bank commissions and exchange rate differences	(4,732)	(1,062)	(1,965)	(24)	(8,755)
Finance income (expenses), net	(2,912)	1,816	(1,328)	2,661	(5,699)

Since the Group has a surplus of assets over liabilities in foreign currency, finance income/expenses are directly affected by changes in foreign currency exchange rates.

4.	Liquidity and Financing Sources

Management of the Group monitors revolving forecasts of the surplus liquidity of the Group on the basis of anticipated cash flows and retains liquid funds as necessary.

The Company cannot determine with high probability whether it will be able to achieve sustainable operating profitability. In the opinion of the Company’s management, its existing cash balances are sufficient to realize its plans until Q1 2013. Accordingly, if the Company does not generate revenues from its operating activities, its continued operations in the long run under its current structure is conditional upon the raising of additional sources of capital by the end of 2012. As to financing plans following the reacquisition of rights to BL-1020, see section 1 above.

4.1	Cash flows used in operating activities

Cash flows used in operating activities in the six months ended June 30, 2011 amounted to NIS 21,276,000, as compared to NIS 18,686,000 in the corresponding period last year. Cash flows derived by operating activities in 2010 amounted to NIS 40,671,000.

Cash flows used in operating activities in the three-month period ended June 30, 2011 amounted to NIS 12,847,000, as compared to NIS 8,100,000 in the three-month period ended June 30, 2010.

4.2	Cash flows used in investing activities

Cash flows used in investing activities in the six-month period ended June 30, 2011 amounted to NIS 51,962,000, as compared to NIS 1,369,000 in the corresponding period last year and NIS 29,531,000 for all of 2010. The change in investing cash flows was due mainly to the Company’s investments in short-term bank deposits.

Cash flows used in investing activities for the three months ended June 30, 2011 amounted to NIS 3,919,000, as compared to NIS 1,173,000 in the corresponding period last year.

4.3	Cash flows used in financing activities

Cash flows used in financing activities for the six months ended June 30, 2011 amounted to NIS 151,000, as compared to cash flows from financing activities of NIS 896,000 in the corresponding period last year and NIS 765,000 from financing activities for all of 2010.

Cash flows used in financing activities for the three months ended June 30, 2011 amounted to NIS 76,000, as compared to cash flows from financing activities of NIS 896,000 for the corresponding period last year.

4.4	Financing sources

Since its establishment, the Group has financed its activities primarily through the issuance of shares and the receipt of grants from the Chief Scientist. Additionally, commencing in 2009, the Group has also financed its operations with revenues from out-licensing transactions with pharmaceutical companies.

Part B - Exposure to Market Risks and the Management Thereof

5.	Details Regarding Exposure to Market Risks and Management Thereof

5.1	Report regarding exposure to market risks, Company policies and risk management

Until 2009, the Group did not have any revenues or customers and, accordingly, the market risks to which the Group was exposed were relatively limited. Pursuant to the agreements entered into with Ikaria and Cypress, the consideration was, and is expected to be, denominated in US dollars. In addition, the expenses of the Group, primarily in respect of research and development, are partly denominated in US dollars and partly in euros (as well as in other currencies - in immaterial amounts). Consequently, the Group is exposed to fluctuations in the exchange rate of the NIS in relation to the dollar and the euro. In accordance with the Group’s policies, as discussed and approved by the Company’s Board of Directors pursuant to the recommendations of the Committee for the Supervision of Investments, which was appointed in November 2010 (see section 5.3 below), the Company works to minimize the currency risk by retaining the liquid resources that it requires for its anticipated future needs and keeping a portion of its current assets in foreign currencies.

Additionally, the Government loans under the Incubator agreement bear interest at the rate stipulated in the Israeli Interest and Linkage Law. This interest rate is variable and thus the future rate is subject to fluctuation. Nevertheless, management does not consider such potential interest rate fluctuation under the law to be a material risk.

5.2	Sensitivity analysis (as of June 30, 2011)

	Income (loss)			Income (loss)
Sensitive instrument	10% increase in the dollar exchange rate	5% increase in the dollar exchange rate	Fair value	5% decrease in the dollar exchange rate	10% decrease in the dollar exchange rate
	NIS in thousands
Cash and cash equivalents (deposits and current accounts linked to the dollar) (Exchange rate of 3.415)	2,034	1,017	20,343	(1,017)	(2,034)
Short-term deposits	7,552	3,776	75,524	(3,776)	(7,552)
Deposits restricted in use (dollar-linked)	55	27	547	(27)	(55)
Accounts receivable	509	255	5,094	(255)	(509)
Trade payables - linked to the dollar	(190)	(95)	(1,900)	95	190
License providers	(143)	(72)	(1,434)	72	143
Future office rental	(77)	(39)	(772)	39	77
Total	9,740	4,869	97,402	(4,869)	(9,740)

The Company has a trade payables balance of NIS 428,000 that is linked to the euro, as well as a trade payables balance linked to other currencies in an immaterial amount.

5.3	Means for supervision and implementation of policy

On November 23, 2011, the Board of Directors appointed a Committee for the Supervision of Investments, the duties of which are to submit recommendations to the Board of Directors regarding the Company’s investment policy and to supervise the implementation of the policy established by the Board of Directors. The members of the Committee include Ms. Nurit Benjamini (independent director), Dr. Michael Anghel (external director), the Company’s Chief Financial and Operating Officer and the Company’s Treasurer. In December 2010, the Committee met to draft guidelines for the Company’s investment policy and formulated its recommendations to the Board of Directors, pursuant to which, on December 26, 2010, the Board of Directors adopted specific guidelines regarding the Company’s investment policy. The Committee for the Supervision of Investments will convene as necessary; however, not less than twice a year, and will report to the Board of Directors on a semi-annual basis.

5.4	Basis of linkage of monetary balances

Presented below are the linkage terms of monetary balances included in the Company’s condensed consolidated statement of financial position as of June 30, 2011 and December 31, 2010 (NIS in thousands):

	June 30, 2011
	Linked to the dollar	Linked to other currencies	Unlinked	Non-monetary items	Total
	(Unaudited) NIS in thousands
Assets
Cash and cash equivalents	20,343	3	17,529		37,875
Short-term deposits	75,524				75,524
Prepaid expenses				196	196
Accounts receivable	5,094		1,446		6,540
Non-current assets:
Fixed assets, net				4,235	4,235
Intangible assets				1,198	1,198
Long-term prepaid expenses				211	211
Restricted deposits	547		2,800		3,347
	101,508	3	21,775	5,840	129,126
Liabilities
Current maturities of a bank loan			307		307
Trade payables	1,900	469	1,942		4,311
Chief Scientist			5,993		5,993
Licensors	1,434				1,434
Other			11,417		11,417
Bank loan, net of current maturities			272		272
Retirement benefit obligations				30	30
	3,334	469	19,931	30	23,764
Assets less liabilities, net	98,174	(466)	1,844	5,810	105,362

	December 31, 2010
	Linked to the dollar	Linked to other currencies	Unlinked	Non-monetary items	Total
	(Unaudited) NIS in thousands
Assets
Cash and cash equivalents	73,394	320	38,032		111,746
Short-term deposits	28,037				28,037
Prepaid expenses				46	46
Accounts receivable	5,294		1,019		6,313
Non-current assets:
Fixed assets, net				4,509	4,509
Intangible assets				1,352	1,352
Long-term prepaid expenses				196	196
Restricted deposits	569		1,845		2,414
	107,294	320	40,896	6,103	154,613
Liabilities
Current maturities of a bank loan			307		307
Trade payables	1,792	516	1,541		3,849
Chief Scientist			5,993		5,993
Licensors	1,491				1,491
Other			10,551		10,551
Bank loan, net of current maturities			432		432
Retirement benefit obligations				30	30
	3,283	516	18,824	30	22,653
Assets less liabilities, net	104,011	(196)	22,072	6,073	131,960

Part C - Corporate Governance

6.	Directors Possessing Accounting and Financial Skills; Independent Directors

From the date of issuance of the Company’s periodic report for 2010 (the “Periodic Report”) through the date of this report, there have been no material changes in this area.

7.	Donations

The Company does not maintain a specific policy with respect to corporate donations.

8.	Details of the Remuneration of Senior Officers in the Company

From the date of issuance of the 2010 Periodic Report through the date of this report, there have been no material changes in the remuneration and terms of office and employment of the Company’s senior officers.

9.	Company’s Internal Auditor

Name of the Company’s internal auditor during the reporting period: Linor Dloomy, CPA.

Commencement of term of office: March 24, 2010

Skills that qualify her to fill the position: Certified Public Accountant, (partner) at Deloitte Brightman Almagor Zohar accounting firm, holds an LLM from the Bar Ilan University and a BBA in Accounting from the College of Management.

The internal auditor does not fill any position in the Company other than internal audit and does not fill any other position that may give rise to a conflict of interests with its duties as an internal auditor. Also, the internal auditor is not an interested party in the Company, an officer in the Company, a relative of any of the above, nor does she or anyone acting on her behalf serve as the external auditor of the Company.

The internal auditor’s compliance with legal requirements: The internal auditor meets the requirements of Section 146(b) of the Companies Law and the requirements of Section 8 of the Internal Audit Law.

From the date of issuance of the Periodic Report to the date of this report, there have been no material changes in the remuneration to which the internal auditor is entitled, in the standards pursuant to which she performs the audit, in the identity of the party to whom she reports, in her access to information, in the Board of Directors’ assessment of her performance or in any other matter provided for in Regulation 10(b)(11) of the Securities Regulations.

10.	Disclosure Concerning the Approval Process of the Group’s Financial Statements

a.	Financial Statement Review Committee

The Audit Committee serves as the Financial Statement Review Committee.

b.	Members of the Committee

The Committee comprises three members, as follows: Ms. Nurit Benjamini, Chairperson of the Committee (independent director), Dr. Avraham Molcho (independent director), and Dr. Raphael Hofstein (external director). Ms. Benjamini possesses accounting and financial skills. Dr. Molcho and Dr. Hofstein are capable of reading and understanding financial statements. All members of the Committee have provided a statement prior to their appointment. For additional information regarding Directors and Committee members, see Part D of the 2010 annual financial statements.

c.	Financial statement approval process

(1)	The Financial Statement Review Committee discussed and compiled its recommendations to the Company’s Board of Directors at its meeting held on August 21, 2011.

In addition to members of the Committee, the Committee meeting on August 21, 2011 was also attended by Mr. Philip Serlin (the Company’s Chief Financial and Operating Officer), the Company’s outside legal counsel and representatives of the Company’s external auditors (PwC).

(2)
During the course of the meeting, both Mr. Serlin and the auditors reviewed the financial statement highlights. The Committee reviewed the assessments and estimates that were made in connection with the financial statements, the internal controls over financial reporting, the integrity and adequacy of the disclosures in the financial statements and the accounting policies adopted and accounting treatment implemented with respect to material issues relevant to the Company’s financial statements. No material valuations were included in the financial statements of the Company. The discussions of the Committee were based on the material that was presented by Company management, as well as inquiries and responses that were raised and discussed during the meeting, including reference to such issues by the Company’s external auditors.

(3)	The recommendations of the Committee were submitted in writing to the Board of Directors on August 21, 2011.

(4)	The Board of Directors discussed the recommendations of the Financial Statement Review Committee and the financial statements on August 22, 2011.

(5)
The Company’s Board of Directors believes that the recommendations of the Financial Statement Review Committee have been submitted a within a reasonable timeframe prior to the meeting of the Board of Directors, considering the scope of the recommendations and their complexity.

(6)	The Company’s Board of Directors accepted the recommendations of the Financial Statement Review Committee and approved the Company’s financial statements for the period ended June 30, 2011.

Part D - Financial Reporting by the Company

11.	Critical Accounting Estimates

As part of the financial reporting process, the Group’s management is required to make certain assumptions and estimates that may affect the value of the assets, liabilities, income, expenses and some of the disclosures included in the Group’s consolidated financial statements. By their very nature, such estimates may be subjective and complex and consequently may differ from the actual results.

The accounting estimates and assumptions that are used in the preparation of the financial statements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Management of the Group believes that, taking into consideration the facts and circumstances that prevailed at the time such estimates and assumptions were made, it is unlikely that the exercise of different judgment would entail a material change in the operating results and/or the level of liquidity presented in its financial statements.

Described below are the critical accounting estimates used in the preparation of the financial statements, the formulation of which required management to make assumptions as to circumstances and events that involve significant uncertainty. In using its judgment to determine the accounting estimates, the Group takes into consideration, as appropriate, the relevant facts, past experience, the effect of external factors and reasonable assumptions under the circumstances.

Development expenses

Development expenses are capitalized in accordance with the accounting policy described in Note 2q to the 2010 annual financial statements.

The capitalization of costs is based on management judgment of technological and economic feasibility, which is usually achieved when a product development project reaches a predefined milestone, or when the Company enters into a transaction to out-license or sell the know-how resulting from the development process. In determining the amounts to capitalize, management makes assumptions as to the future anticipated cash flow from the assets, the discount rate and the anticipated benefit period.

In accordance with the above, Group management concluded that, as of June 30, 2011, the foregoing conditions have not yet been met and therefore development expenses were not capitalized.

If management had reached the assessment that the conditions for capitalization had been met, the capitalization of development costs would have resulted in an increase in the Group's profits.

Loans/grants from the Chief Scientist

In accordance with the accounting treatment prescribed in Note 2r to the 2010 annual financial statements, management of the Group is required to evaluate whether it is more likely than not that the grant/loan received would be repaid.

Upon closing of the out-licensing transaction in respect of BL-1020, the Company repaid approximately NIS 11 million ($3 million) out of total funding received for this project from the Chief Scientist of approximately NIS 17 million ($4.5 million). The Company had recorded an accrual in respect of the total funding received of $4.5 million as of June 30, 2010, when it appeared more likely than not that the project would be successfully out-licensed.

Revenue recognition

In accordance with the accounting treatment prescribed in Note 2p to the 2010 annual financial statements, management of the Group is required to evaluate whether it is probable that future economic benefits related to the out-licensing transactions will inure to the Group and whether such amounts can be reliably estimated.

Accordingly, since as of June 30, 2011, the receipt of additional economic benefits in connection with the Company’s out-licensing agreements is not deemed probable, no revenue has been recognized in the financial statements in relation to additional milestones set forth in the out-licensing agreements.

12.	Material Events during the Reporting Period and Subsequent to the Balance Sheet Date

12.1
On May 11, 2011, the Company announced that it reacquired, effective June 1, 2011, all of the development and commercialization rights to BL-1020 in North America, and terminated the license agreement with Cypress that was signed between the parties in June 2010.

Since the signing of the licensing agreement, Cypress put forth significant efforts to advance the development of the product and substantially completed the preparations for commencement of the CLARITY clinical trial in multiple centers in India and Romania (see sections 12.3 and 12.7 below). In accordance with the rights reacquisition agreement, the parties fully cooperated to avoid any delays in final preparations for the trial commencement. In consideration for the reacquisition of the rights, the Company is obligated to pay Cypress a 1% royalty on future worldwide sales of the product, up to an aggregate cumulative royalty of $80 million. In addition, the Company is obligated to pay Cypress 10% of all future one-time payments, not to exceed a total of $10 million, as reimbursement for costs that Cypress incurred in developing the intellectual property portfolio, designing the trial and conducting substantially all the preparations to launch the trial. Based on information received from Cypress, as well as subsequent assessments made by the Company, Cypress invested more than $10 million in preparation for the trial (in addition to the $30 million upfront payment made to the Company at the closing of the out-licensing agreement).

Based on the Company’s current estimates as of the date of this report, approximately $12-14 million of additional funds are required to complete the trial. As stated in section 1 above, the Company has the financial resources necessary to complete the trial. Nevertheless the Company intends to seek, in the near term, partnering arrangements or additional sources of financing to complete the trial without delay, as well as to allow the Company to continue to develop the rest of its product portfolio without any significant change in its current operating plan. In addition and in parallel with the conduct of the trial, as well as in accordance with its strategic plan, the Company intends to renew its efforts to seek an out-licensing partner for the continued development and commercialization of the product at its more advanced stages.

12.2
On May 15, 2011, the Company announced the introduction of a new project into the Company’s portfolio - BL-7030, a novel small molecule for targeted cancer therapy. It is a vector targeted to epidermal growth factor receptors (EGFR), which are overexpressed in many cancer cells, and is loaded with double stranded RNA. In addition, BL-7030 has other unique elements which enable it to specifically penetrate cancer cells (PEI22) and destroy them (Poly IC). The therapeutic’s specific recognition and binding to the EGFR target, which is characteristic of various types of cancer, enhances the efficacy and safety of the treatment. To date, BL-7030 has demonstrated specific binding to the receptor target in cell culture and high efficacy against various types of cancer in animal models of human cancer. An important potential advantage of this treatment, demonstrated in animal models, is that low dosages of micrograms can be used (hundreds of times lower than dosages usually administered), leading to an increased lifespan and decrease in tumor size in animals. In a number of animal studies tumors were totally eliminated with no side effects.

12.3
On May 18, 2011, the Company announced that it received approval from the regulatory authorities in Romania and the Helsinki Committee to commence the CLARITY Phase II/III trial for BL-1020 (for schizophrenia treatment). The trial in Romania will be conducted in 15 centers. Similar approval from the regulatory authorities in India for the operation of an additional 19 centers is expected to be received shortly by the Company.

12.4	On May 26, 2011, the Company’s Board of Directors approved the payment of a bonus to all Company employees in the aggregate amount of $300,000.

12.5
On June 14, 2011, the Company’s Audit Committee and Board of Directors approved the commencement of proceedings required to extend the exercise period of the Company’s Series 2 warrants, which were issued in December 2009, from December 2011 to June 2013. This extension requires court approval in accordance with the Israeli Companies Law. The principal reasoning set forth by the Audit Committee and Board in approving the extension included the fact that extension of the warrant exercise period would allow warrant holders additional time to consider the economic feasibility of future warrant exercises and thus will increase the chance of their exercise, as well as the fact that the exercise of the warrants would result in an infusion of additional capital into the Company without further material costs.

Pursuant to the above, in July 2011, the Company filed a formal motion with the District Court of Jerusalem to approve the extension period of the Series 2 warrants until June 30, 2013.

12.6
On June 26, 2011 the Company announced the introduction of a new project into the Company’s portfolio - BL-7040, an orally available, Phase II ready molecule for treating Inflammatory Bowel Disease (IBD) and other inflammatory diseases, pursuant to a license agreement signed with Yissum, the technology transfer company of the Hebrew University of Jerusalem.

BL-7040 has dual activity on both the nervous and immune systems, rendering it highly suitable for treating both neurological diseases and immune system related conditions such as inflammatory or autoimmune diseases.

BL-7040 was previously developed for Myasthenia Gravis (MG), a neuromuscular disease, where it showed a high level of efficacy in Phase Ib and IIa clinical trials. However, after discovering a new mechanism of action for the drug, BioLineRx is designating BL-7040 for IBD and other inflammatory diseases with a much wider market. IBD is a chronic inflammatory gastrointestinal disease characterized by chronic abdominal pain, discomfort, bloating and alteration of bowel habits.

BL-7040 acts to suppress inflammatory responses by directly activating an anti-inflammatory agent, namely TLR-9, an innate immune system protein, and concomitantly by increasing the activity of the cholinergic, anti-inflammatory, pathway. This dual action renders BL-7040 unique in the field of anti-inflammatory drugs, and presents a new and improved treatment for inflammatory disease. Pre-clinical studies have shown the anti-inflammatory properties of BL-7040. In these studies, BL-7040 led to amelioration of parameters associated with inflammatory bowel disease. The efficacy of BL-7040 in these studies was shown to be highly significant and comparable to that of dexamethasone, a steroid used routinely for IBD that has multiple side effects.

12.7
On June 28, 2011, the Company announced the enrollment of the first patient and the commencement of the Phase II/III clinical trial in schizophrenia patients for BL-1020, a first in class, orally available, GABA-enhanced antipsychotic for the treatment of schizophrenia.

The CLARITY Phase II/III trial is designed as a randomized, double-blind, placebo-controlled study and is expected to be conducted in 15 sites in Romania and 19 sites in India, on a total of 435 patients experiencing an acute exacerbation of schizophrenia. The primary endpoints of the study are to determine the short-term cognitive benefit and anti-psychotic efficacy, safety and tolerability of BL-1020 in schizophrenia patients over a period of 6 weeks, compared with Risperidone, an approved atypical schizophrenia drug, and placebo. Determination of the long-term effects of the drug, over a period of 24 weeks, is a secondary endpoint.

12.8
On July 3, 2011, the Company announced the enrollment of the first subject in a Phase I study for BL-1021, an orally available small molecule for treating neuropathic pain. This clinical trial will be a first-in-human, single-site, double-blind, placebo controlled study to assess safety, tolerability and pharmacokinetics of BL-1021 in healthy volunteers. The primary endpoints of the study are to examine the safety and tolerability of a single administration or multiple administrations of BL-1021, and the secondary endpoints are the pharmacokinetics of single or multiple doses of BL-1021 in healthy subjects. The study is being carried out at the Hadassah Clinical Research Center (HCRC) in Jerusalem, Israel, led by Principal Investigator Professor Yoseph Caraco, and is expected to enroll up to 56 subjects.

12.9
On July 24, 2011, the Company announced that, beginning July 25, 2011, the Company’s American Depositary Receipts (ADRs) were to begin trading on the NASDAQ Capital Market. Each ADR certificate represents 10 ordinary shares of the Company.

12.10
On July 24, 2011, the Company announced the convening of an extraordinary meeting of the Company’s shareholders, to be held on August 30, 2011. The meeting agenda consists of the following: (1) approval of the purchase of a Directors’ and officers’ (D&O) liability insurance policy in view of the listing of the Company’s ADR securities on NASDAQ; (2) preapproval of purchases of D&O liability insurance policies for a period of two additional years; (3) changing of the Company’s reporting format via transition from reporting under Part F of the Securities Law, 1968 (the “Law”) to reporting in conformity with Part E3 of the Law and the regulations promulgated thereunder (i.e., in accordance with US securities laws) – all in accordance with and subject to the provisions of Section 35FF of the Law, as applicable to companies that are listed for trading on a principal exchange under a dual listing.

In a supplementary report from August 4, 2010, the Company clarified that, upon the transition to reporting under Part E3 of the Law (i.e., reporting in accordance with US securities laws), the Company will begin to publish the reports submitted by it to the SEC concurrently on the Magna reporting system of the Tel Aviv Stock Exchange. The Company will continue to report in conformity with IFRS and in addition to the reports that the Company will be required to submit under US law, the Company will also submit reports every quarter (within 60 days of the end of each quarter) on the Magna system containing quarterly results, including an analysis of operating results, a P&L statement, a balance sheet and a statement of cash flows. The Company’s annual report on Form 20-F, including the financial statements, will be published on the Magna system not later than March 31 of the following year. For additional information, see the Company’s immediate reports from July 24, 2011 (reference no. 2011-01-220839) and from August 4, 2011 (reference no. 2011-01-230850).

Date: August 22, 2011

Aharon Schwartz Chairman of the Board of Directors	Kinneret Savitsky CEO